UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

ALLIANCEBERNSTEIN L.P.

(f/k/a Alliance Capital Management L.P.)

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number)

Alvin H. Fenichel Senior Vice President and Chief Accounting Officer AXA Financial, Inc. 1290 Avenue of the Americas New York, New York 10104 (212) 314-4094

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: George Stansfield, General Counsel AXA, 25, avenue Matignon 75008 Paris, France 011-331-40-75-57-00 December 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA 98-0342809
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Assurances I.A.R.D. Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Assurances Vie Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Henri de Castries, as AXA Voting Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Denis Duverne, as AXA Voting Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mark Pearson, as AXA Voting Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA America Holdings, Inc. 90-0226248
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,187,163 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.1% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Financial, Inc. 13-3623351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,027,163 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Equitable Financial Services, LLC 52-2197822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,027,163 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Equitable Life Insurance Company 13-5570651
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Items 4 and 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Items 4 and 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,321,112 - See Items 4 and 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ACMC, LLC 13-2677213
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,321,112 - See Items 4 and 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 95,321,112 - See Items 4 and 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,321,112 - See Items 4 and 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Financial (Bermuda) Ltd. 14-1903564
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,276,937 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 15,276,937 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,937 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA AMERICA CORPORATE SOLUTIONS, INC. 36-3044045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,000 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS COLISEUM REINSURANCE COMPANY 36-2994662
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,160,000 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 8,160,000 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,000 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MONY Life Insurance Company 13-1632487
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,429,114 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,429,114 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,429,114 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MONY Life Insurance Company of America 86-0222062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,587,472 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,587,472 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,587,472 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA IM ROSE INC. 22-3624513
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,934,582 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 41,934,582 - See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,934,582 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

This Amendment No. 8 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004, Amendment No. 3 to the Schedule 13D filed on December 22, 2004, Amendment No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the Schedule 13D filed on December 19, 2008, Amendment No. 6 to the Schedule 13D filed on January 8, 2009 and Amendment No.7 to the Schedule 13D filed on April 1, 2009, each of which was filed by (i) AXA, a company organized under the laws of France, (ii) Finaxa, a holding company organized under the laws of France (except for Amendment Nos. 4, 5 and 6), (iii) the Mutuelles AXA (as herein defined), (iv) the Trustees of a Voting Trust (established pursuant to the Voting Trust Agreement dated as of May 12, 1992 (the “Original Voting Trust Agreement”)), (v) AXA Financial, Inc., a Delaware corporation (“AXF”), (vi) AXA Equitable Financial Services, LLC (formerly known as AXA Client Solutions, LLC and AXA Financial Services LLC), a Delaware limited liability company whose sole member is AXF (“AXFS”), (vii) AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States), a New York stock life insurance company (“AXA Equitable”), (viii) Equitable Holdings, LLC, a New York limited liability company whose sole member is AXA Equitable (except for Amendments Nos. 6 and 7), (ix) ACMC, LLC, a Delaware limited liability company whose sole member is AXA Equitable (“ACMC”), and (x) ECMC, LLC, a Delaware limited liability company (except for Amendments Nos. 6 and 7), which Schedule 13D relates to the units of limited partnership interest (“AB Capital Units”) of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership (“AllianceBernstein”).

ITEM 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

This statement is being filed by (i) AXA, (ii) the Mutuelles AXA, (iii) Mark Pearson (President and Chief Executive Officer of AXF and a member of the Executive Committee of AXA), Henri de Castries (Chairman of the Board and Chief Executive Officer of AXA) and Denis Duverne (a member of the Board and Deputy Chief Executive Officer of AXA), as Trustees (the “Trustees”) of a Voting Trust (the “Voting Trust”) established pursuant to the Original Voting Trust Agreement and currently governed by an Amended and Restated Voting Trust Agreement dated as of May 12, 2002, by and among AXA and the Trustees (the “Amended Voting Trust Agreement” and, together with the Original Voting Trust Agreement, the “Voting Trust Agreement”), (iv) AXA America Holdings, Inc., a Delaware corporation (“AXA America”), (v) AXF, (vi) AXFS, (vii) AXA Equitable, (viii) ACMC, (ix) AXA Financial (Bermuda) Ltd., a Bermuda corporation, which is wholly owned by AXFS (“AXA Bermuda”), (x) AXA America Corporate Solutions, Inc., a Delaware corporation, which is wholly owned by AXA America (“AACS”), (xi) Coliseum Reinsurance Company, a Delaware corporation, which is wholly owned by AACS (“Coliseum”), (xii) MONY Life Insurance Company, a New York stock life insurance company, which is a wholly owned subsidiary of AXFS (“MONY Life”), (xiii) MONY Life Insurance Company of America, an Arizona stock life insurance company, which is a wholly owned subsidiary of Mony Life (“MLOA”) and (xiv) AXA IM Rose Inc., a Delaware corporation, which is an indirect wholly owned subsidiary of AXA (“AXA IM Rose”). AXA, the Mutuelles AXA, the Trustees, AXA America, AXF, AXFS, AXA Equitable, ACMC, AXA Bermuda, AACS, Coliseum, MONY Life, MLOA and AXA IM Rose are hereinafter collectively referred to as the “Reporting Persons.”

AXA. AXA is a holding company for an international group of insurance and related financial service companies, including each of the Reporting Persons. The address of AXA’s principal business and office is 25, avenue Matignon, 75008 Paris, France. As of December 31, 2010, the Mutuelles AXA, directly beneficially owned 13.94% of AXA’s ordinary shares (representing 21.88% of the voting power). In addition, as of December 31, 2010, 0.75% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

Finaxa. Finaxa was a holding company, which was majority owned by the Mutuelles AXA. Finaxa was merged into AXA as of December 16, 2005.

The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle. AXA Courtage Assurance Mutuelle was merged into AXA Assurances I.A.R.D Mutuelle as of December 31, 2006. Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA’s principal business and office is 26, rue Drouot, 75009 Paris, France.

The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over AXF and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF.

Information with respect to all of the Trustees is set forth on Exhibit 1 hereto since the Trustees are members of the Board and/or Executive Committee of AXA.

AXA America and Subsidiaries. AXA America is a holding company for a group of insurance and related financial service companies, including (i) AXF and its subsidiaries and (ii) AACS and its wholly owned subsidiary Coliseum. The address of AXA America’s principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104. The address of each of AACS’ and Coliseum’s principal business and office is 17 State Street, New York, New York 10004.

AXF and Subsidiaries. AXF is a holding company. As of September 30, 2011, 100% of the outstanding shares of common stock of AXF were beneficially owned indirectly by AXA. AXF and its subsidiaries (including AXA Equitable, MONY Life and MLOA, each an indirect wholly owned subsidiary) provide diversified financial services to a broad spectrum of financial advisory, insurance and investment management customers. AXFS, whose sole member is AXF, wholly owns (i) AXA Equitable, which in turn wholly owns ACMC, (ii) AXA Bermuda, and (iii) MONY Life, which wholly owns MLOA. ACMC, AXFS and AXF are holding companies. The address of the principal place of business and office of AXF, AXFS, AXA Equitable, ACMC, MONY Life, and MLOA is 1290 Avenue of the Americas, New York, New York 10104.

MONY Holdings, LLC. MONY Holdings, LLC was a Delaware limited liability company, whose sole member was AXF. MONY Holdings, LLC was merged into AXFS as of November 30, 2007.

AXA IM Rose. AXA IM Rose is a holding company for a group of asset management companies. The address of AXA IM Rose’s principal place of business and office is One Fawcett Place, Greenwich, Connecticut 06830.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal place of business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 7 and 14 through 20 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 7 and 14 through 20 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

See Item 4.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

On December 14, 2011, AXA Equitable contributed 722,178 units representing assignment of beneficial ownership in AllianceBernstein Holding L.P. (“Units”) and 29,100,290 units of limited partnership interests of AllianceBernstein L.P. (“AB Capital Units”) to ACMC, its wholly owned subsidiary.

The transfer of Units and AB Capital Units by AXA Equitable to ACMC described above is an internal transfer within AXA and its affiliates (the “AXA Group”) for capital management purposes that does not change the aggregate holdings of Units and/or AB Capital Units by the AXA Group.

Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated in their entirety as set forth below.

(a) & (b) At the close of business on December 14, 2011 and immediately following the transactions described in Item 4 above, AXA America did not beneficially own directly any Units or AB Capital Units; AXF did not beneficially own directly any Units or AB Capital Units; AXA Equitable did not beneficially own directly any Units or AB Capital Units; ACMC beneficially owned directly 1,444,356 Units representing approximately 1.4% of the Units outstanding and 95,321,112 AB Capital Units representing approximately 34.3% of the AB Capital Units outstanding; AXA Bermuda did not beneficially own directly any Units and beneficially owned directly 15,276,937 AB Capital Units representing approximately 5.5% of the AB Capital Units outstanding; AACS did not beneficially own directly any Units or AB Capital Units; Coliseum did not beneficially own directly any Units and beneficially owned directly 8,160,000 AB Capital Units representing approximately 2.9% of the AB Capital Units outstanding; MONY Life did not beneficially own directly any Units and beneficially owned directly 6,841,642 AB Capital Units representing approximately 2.5% of the AB Capital Units outstanding; MLOA did not beneficially own directly any Units and beneficially owned directly 2,587,472 AB Capital Units representing approximately 0.9% of the AB Capital Units outstanding; and

AXA IM Rose did not beneficially own directly any Units and beneficially owned directly 41,934,582 AB Capital Units representing approximately 15.1% of the AB Capital Units outstanding. ACMC, AXA Bermuda, AACS, Coliseum, MONY Life, MLOA and AXA IM Rose have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective directly owned Units and AB Capital Units. By reason of its ownership interest in AXF, AXFS, ACMC, AXA Bermuda, AXA Equitable, MONY Life, MLOA and Coliseum, AXA America may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by ACMC representing approximately 1.4% of the Units outstanding, and the 95,321,112 AB Capital Units owned directly by ACMC, the 15,276,937 AB Capital Units owned directly by AXA Bermuda, the 8,160,000 AB Capital Units owned directly by Coliseum, the 6,841,642 AB Capital Units owned directly by MONY Life and the 2,587,472 AB Capital Units owned directly by MLOA, which collectively represent approximately 46.1% of the AB Capital Units outstanding. By reason of its ownership interest in AXFS, ACMC, AXA Equitable, AXA Bermuda, MLOA and MONY Life, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by ACMC representing approximately 1.4% of the Units outstanding, and the 95,321,112 AB Capital Units owned directly by ACMC, the 15,276,937 AB Capital Units owned directly by AXA Bermuda, the 6,841,642 AB Capital Units owned directly by MONY Life, and the 2,587,472 AB Capital Units owned by MLOA, which collectively represent approximately 43.2% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,444,356 Units owned directly by ACMC representing approximately 1.4% of the Units outstanding, and the 95,321,112 AB Capital Units owned directly by ACMC representing 34.3% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Bermuda, AXA Equitable, MONY Life and MLOA, AXFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,444,356 Units owned directly by ACMC representing approximately 1.4% of the Units outstanding, and the 95,321,112 AB Capital Units owned directly by ACMC, the 15,276,937 AB Capital Units owned directly by AXA Bermuda, the 6,841,642 AB Capital Units owned directly by MONY Life and the 2,587,472 AB Capital Units owned directly by MLOA which collectively represent approximately 43.2% of the AB Capital Units outstanding. By reason of its ownership interest in MLOA, MONY Life may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 2,587,472 AB Capital Units owned directly by MLOA, which, together with the 6,841,642 AB Capital Units owned directly by MONY Life, represent approximately 3.4% of the AB Capital Units outstanding.

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

AXA, by reason of its indirect ownership of 100% of the outstanding shares of common stock of AXA America and AXA IM Rose, may be deemed to beneficially own all of the Units and AB Capital Units owned directly and indirectly by AXA America and AXA IM Rose. By reason of the Voting Trust Agreement and their relationship with AXA and the Mutuelles AXA, the Trustees individually may also be deemed to be beneficial owners of such Units and AB Capital Units. In addition, the Mutuelles AXA, as a group, may be deemed to be beneficial owners of such Units and AB Capital Units. Each of AXA, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or AB Capital Units.

To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 7 and 14 through 20 hereto beneficially own the following number of outstanding Units and options or other rights to acquire Units presently or within 60 days:

Henri de Castries	2,000 Units

Denis Duverne	2,000 Units

Peter S. Kraus	2,164,302 Units

Lorie A. Slutsky	50,350 Units (includes 42,175 Units which Ms. Slutsky may acquire within 60 days under AllianceBernstein Option Plans)

Peter J. Tobin	54,812 Units (includes 47,425 Units which Mr. Tobin may acquire within 60 days under AllianceBernstein Option Plans)

To the knowledge of the Reporting Persons, none of the Directors and Executive officers listed in Exhibits 1 through 7 and 14 through 20 own any AB Capital Units.

Other than as described above and in Item 4 above, none of the Reporting Persons beneficially owns any Units or AB Capital Units or options or other rights to acquire Units or AB Capital Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 7 and 14 through 20 hereto beneficially owns any Units or options and other rights to acquire Units within 60 days.

(c) Other than as described in Item 4 above, during the 60 days preceding the filing of this Amendment, no transactions in Units or AB Units were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 1 through 7 and 14 through 20 hereto.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4.

ITEM 7.	Material to be Filed as Exhibits

Exhibit 1	Information with respect to the Executive Officers and Directors of AXA (incorporated by reference to Exhibit 1 filed with Amendment No. 16 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 16, 2011 by the Reporting Persons with respect to the Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests of AB Holding (“Amendment No. 16 to the AllianceBernstein Holding L.P. (“AB Holding”) Schedule 13D”))

Exhibit 2	Information with respect to the Executive Officers and Directors of AXA Assurances I.A.R.D. Mutuelle (incorporated by reference to Exhibit 2 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 3	Information with respect to the Executive Officers of AXA Assurances Vie Mutuelle and Members of AXA Assurances Vie Mutuelle’s Conseil d’Administration (incorporated by reference to Exhibit 3 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 4	Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Financial Services, LLC) (incorporated by reference to Exhibit 4 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 5	Information with respect to the Executive Officers and Directors of AXA Equitable Financial Services, LLC (Incorporated by reference to Exhibit 5 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 6	Information with respect to the Executive Officers and Directors of AXA Equitable Life Insurance Company (incorporated by reference to Exhibit 6 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 7	Information with respect to the Executive Officers and Directors of ACMC, LLC (incorporated by reference to Exhibit 7 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 8	Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 10 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000)

Exhibit 9	Amended and Restated Voting Trust Agreement, dated as of May 12, 2002 (incorporated by reference to Exhibit 15 filed with Amendment No. 9 to the AB Holding Schedule 13D)

Exhibit 10	Powers of Attorney for the Voting Trustees, dated July 5, 2002 with respect to Henri de Castries (incorporated by reference to Exhibit 19 filed with Amendment No. 9 to the AB Holding Schedule 13D)

Exhibit 11	Powers of Attorney for the Voting Trustee, Denis Duverne, dated March 5, 2007 (Incorporated by reference to Exhibit 23 filed with Amendment No. 12 to the AB Holding Schedule 13D)

Exhibit 12	Powers of Attorney for the Voting Trustee, Mark Pearson, dated November 29, 2011 (Incorporated by reference to Exhibit 12 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 13	Powers of Attorney with respect to AXA, Finaxa, and the Mutuelles AXA (incorporated by reference to Exhibit 11 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000)

Exhibit 14	Information with respect to the Executive Officers and Directors of AXA Financial (Bermuda) Ltd. incorporated by reference to Exhibit 14 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 15	Information with respect to the Executive Officers and Directors of MONY Life Insurance Company (incorporated by reference to Exhibit 15 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 16	Information with respect to the Executive Officers and Directors of MONY Life Insurance Company of America (incorporated by reference to Exhibit 16 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 17	Information with respect to the Executive Officers and Directors of AXA America Holdings, Inc. (incorporated by reference to Exhibit 17 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 18	Information with respect to the Executive Officers and Directors of AXA America Corporate Solutions, Inc. (incorporated by reference to Exhibit 18 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 19	Information with respect to the Executive Officers and Directors of Coliseum Reinsurance Company (incorporated by reference to Exhibit 19 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 20	Information with respect to the Executive Officers and Directors of AXA IM Rose Inc. (incorporated by reference to Exhibit 20 filed with Amendment No. 16 to the AB Holding Schedule 13D)

Exhibit 21	Powers of Attorney with respect to AXA America Corporate Solutions, Inc., Coliseum Reinsurance Company and AXA IM Rose Inc. (incorporated by reference to Exhibit 21 filed with Amendment No. 16 to the AB Holding Schedule 13D)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011

AXA

AXA ASSURANCES I.A.R.D. MUTUELLE

AXA ASSURANCES VIE MUTUELLE

HENRI DE CASTRIES, DENIS DUVERNE, AND MARK PEARSON AS AXA VOTING TRUSTEES UNDER THE VOTING TRUST AGREEMENT

AXA AMERICA CORPORATE SOLUTIONS, INC.

COLISEUM REINSURANCE COMPANY

AXA IM ROSE INC.

By:	/s/ ALVIN H. FENICHEL
Name:	Alvin H. Fenichel
Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011

AXA AMERICA HOLDINGS, INC.

By:	/s/ RICHARD S. DZIADZIO
Name:	Richard S. Dziadzio
Title:	Executive Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011

AXA FINANCIAL, INC.

By:	/s/ ALVIN H. FENICHEL
Name:	Alvin H. Fenichel
Title:	Senior Vice President and Chief Accounting Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011

AXA EQUITABLE FINANCIAL SERVICES, LLC

By:	/s/ ALVIN H. FENICHEL
Name:	Alvin H. Fenichel
Title:	Senior Vice President and Chief Accounting Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011

AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ ALVIN H. FENICHEL
Name:	Alvin H. Fenichel
Title:	Senior Vice President and Chief Accounting Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011

ACMC, LLC

By:	/s/ RICHARD S. DZIADZIO
Name:	Richard S. Dziadzio
Title:	Chairman, President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011

AXA FINANCIAL (BERMUDA) LTD.

By:	/s/ RICHARD S. DZIADZIO
Name:	Richard S. Dziadzio
Title:	Chairman of the Board

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011

MONY LIFE INSURANCE COMPANY

By:	/s/ ALVIN H. FENICHEL
Name:	Alvin H. Fenichel
Title:	Senior Vice President and Chief Accounting Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011

MONY LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ ALVIN H. FENICHEL
Name:	Alvin H. Fenichel
Title:	Senior Vice President and Chief Accounting Officer